Exhibit 99.1

News Release
For immediate release
Calgary, Alberta
July 27, 2011

TSX: OPC

OPTI Canada Updates Status of Noteholder Support for its Acquisition by CNOOC Limited

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that OPTI and the Acquiror have entered into support agreements (the “Support Agreements”) with holders of Second Lien Notes (the “Noteholders”) pursuant to which the Noteholders have agreed to vote in favour of the Company’s transaction with subsidiaries of CNOOC Limited, as announced on July 20, 2011 (the “Transaction”). Noteholders who collectively hold approximately 82 percent of the principal amount of outstanding Second Lien Notes have entered into the Support Agreements. The Transaction is subject to approval by a majority in number of Noteholders, holding at least 66 2/3 percent of the principal amount of the Company’s Second Lien Notes, who vote at the meeting of Noteholders to be held in September 2011.

If the Transaction is terminated, other than pursuant to a Superior Proposal, the parties to the Support Agreements have agreed, in certain circumstances, to pursue the restructuring plan outlined in the Company’s press release dated July 13, 2011.

The Transaction will be effected by way of a plan of arrangement through concurrent proceedings under the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act. More information about OPTI’s plan of arrangement proceedings can be found at www.opticanada.com.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, has a design capacity for 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is designed to produce up to 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project.

FORWARD-LOOKING INFORMATION
All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the planned level of bitumen (oil) production and PSC™ production at the Long Lake Project; the expected selling price of the PSC™; the anticipated outcome of the Company’s proceedings under the CCAA and CBCA; the expected timing, support and voting of Noteholders for the Transaction by way of the Support Agreements; and the expected implementation date for the Transaction. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations
(403) 218-4705
ir@opticanada.com

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425